AB 3/4

* KH 3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[redacted]

11017608

SEC Mail Processing Section
FEB 25 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-03018

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HAPOALIM SECURITIES USA, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE BATTERY PARK PLAZA
(No. and Street)

NEW YORK	**NEW YORK**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles Gentile **(212) 898-6229**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
METIS GROUP LLC
(Name – *of individual, state last, first, middle name*)

14 PENN PLAZA – SUITE 1800	**New York**	**NY**	**10122**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AB 3/4

OATH OR AFFIRMATION

I, JOHN J. MURABITO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of HAPOALIM SECURITIES USA, INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

STEPHANIE L LAZARUS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01LA6212294
Qualified in New York County
My Commission Expires October 13, 2013

Signature

CHIEF EXECUTIVE OFFICER
Title

Notary Public NY, NY 2/22/11

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Oath or Affirmation

To the best of our knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Hapoalim Securities USA, Inc. (the "Company") at and for the year ended December 31, 2010, are true and correct. Based upon information available to the undersigned, neither the company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client. The financial statements and supplemental information of the Company are made available to all the Company's members and allied members of The New York Stock Exchange, Inc.

Steven J. Paraggio
Chief Financial Officer
Hapoalim Securities USA, Inc.

John J. Murabito
Chief Executive Officer
Hapoalim Securities USA, Inc.

STEPHANIE L LAZARUS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01LA6212294
Qualified in New York County
My Commission Expires October 13, 2013
NY, NY Feb 22, 2011

Hapoalim Securities USA, Inc.

Contents

METIS group LLC

CERTIFIED PUBLIC ACCOUNTANTS
14 Penn Plaza, Suite 1800
New York, NY 10122
P 212-643-0099
F 212-496-7502
WWW.METISGROUPLLC.COM | OFFICES: BASKING RIDGE, NJ • NEW YORK, NY • ARMONK, NY • BOSTON, MA • BOCA RATON, FL

Independent Auditor's Report

To the Board of Directors and Stockholder of
Hapoalim Securities USA, Inc.

We have audited the accompanying statement of financial condition of Hapoalim Securities USA, Inc. (the "Company") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Hapoalim Securities USA, Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Metis Group LLC

METIS GROUP CERTIFIED PUBLIC ACCOUNTANTS LLC

New York, New York
February 22, 2011

Hapoalim Securities USA, Inc.

Statement of Financial Condition
December 31, 2010

December 31		*2010*
ASSETS		
Cash and cash equivalents	$	1,456,097
Receivables from brokers and dealers		513,604
Securities owned, at fair value		162,484,649
Fixed asset, at cost, less accumulated depreciation and amortization of $2,142,665		830,674
Due from affiliates		517,743
Deferred tax assets		2,900,000
Other assets		1,908,857
TOTAL ASSETS	**$**	**170,611,624**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Securities sold not yet purchased, at fair value	$	58,540,225
Loan payable to Bank Hapoalim		25,000,000
Payable to affiliates		302,463
Payable to brokers and dealers		39,857,121
Accounts payable, accrued expenses and other liabilities		8,508,814
		132,208,623
Subordinated borrowings from Bank Hapoalim		10,000,000
TOTAL LIABILITIES		142,208,623
Stockholder's Equity		
Common stock - $0.01 par value: 100 shares authorized, 10 shares issued and outstanding		-
Additional paid-in capital		65,611,134
Accumulated deficit		(37,208,133)
TOTAL STOCKHOLDER'S EQUITY		28,403,001
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**170,611,624**

The accompanying notes are an integral part of the statement of financial condition.

1. Description of Business

Hapoalim Securities USA, Inc. (the "Company") is a wholly-owned subsidiary of Hapoalim U.S.A. Holding Company, Inc. ("HUSA" or "Parent") which is an indirect subsidiary of Bank Hapoalim B.M. ("Hapoalim"), an Israeli publicly owned financial and banking group. Hapoalim is dually listed on the Tel Aviv and London Stock Exchanges.

The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. and the Financial Industry Regulatory Authority (FINRA). Its business includes fixed income, equity and options trading and brokerage activities.

2. Significant Accounting Policies

The following is a summary of significant accounting policies applied by the Company in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

To prepare the statement of financial condition in conformity with GAAP, management must make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities Owned
Securities owned are for trading purposes and reported in the statement of financial condition at fair value. Fair value is market value when there are quoted market prices. Fair value is determined based on other relevant factors, including dealer price quotations for similar securities when there are no active markets. Transactions are recorded on the trade date.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its financial instruments based on the fair value hierarchy established in ASC 820 which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.

Level 1 Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain U.S. Treasury securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes U.S. Government and agency mortgage-backed debt securities, corporate debt securities, equity securities with sale restrictions, derivative contracts and residential mortgage loans held-for-sale.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights (MSRs) and highly structured or long-term derivative contracts. Additionally, the Company did not have any level 3 assets or liabilities that were measured at fair value on a non-recurring basis at December 31, 2010.

Securities sold not yet purchased are carried at fair value.

Foreign denominated Assets and Liabilities
Assets and liabilities denominated in foreign currency are converted to U.S. dollars based on exchange rates at the statement of financial condition date.

Depreciation and amortization
Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, which range from 3 to 10 years. Leasehold improvements are amortized over the lesser of the economic life of the improvement or the term of the lease.

Income taxes
The Company accounts for income taxes in accordance with ASC 740-10 , "Accounting for Income Taxes", which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

Cash and cash equivalents
The Company considers certain highly liquid investments with initial maturities of three months or less to be cash equivalents.

Fair Value Measurement

The carrying amounts of the Company's cash and cash equivalents, accrued expenses and other liabilities, and receivables from and payables to brokers and dealers approximate their fair values due to their short-term nature.

3. Receivable from and payable to Brokers and Dealers

Amounts receivable from and payable to broker and dealers at December 31, 2010, consist of the following:

	Receivable	Payable
Receivable from brokers and dealers	$ 513,604	$ -
Payable to brokers and dealers	-	39,857,121
	$ 513,604	$ 39,857,121

Receivables from brokers and dealers represent amounts due primarily as a result of the Company's trading, commission and brokerage activities.

The Company has agreed to indemnify its clearing brokers for certain losses that the clearing brokers may sustain from the transactions introduced by the Company.

See also Note 10, Commitments and Contingencies.

4. Securities Owned and Securities Sold Not Yet Purchased

At December 31, 2010, securities owned consist of the following:

	Securities Owned	Securities Sold, not Yet Purchased
U.S. Treasuries & Govt.	$ 110,238,568	$ 26,156,835
Corporate Bonds	38,232,919	32,353,884
Municipal Bonds	14,008,302	29,506
Certificates of Deposit	4,860	-
	$ 162,484,649	$ 58,540,225

5. Fair value Disclosures

Assets and liabilities measured at fair value at December 31, 2010 on a recurring basis are summarized below:

	Level 1	Level 2	Level 3	Total
Assets				
Government Agency	$ 110,238,568	$ -	$ -	$ 110,238,568
Corporate Bonds	-	38,232,919	-	38,232,919
Municipal Bonds	-	14,008,302	-	14,008,302
Certificates of Deposit	4,860	-	-	4,860
Total Assets	$ 110,243,428	$ 52,241,221	$ -	$ 162,484,649
Liabilities				
Government Agency	$ 26,156,835	$ -	$ -	$ 26,156,835
Corporate Bonds	-	32,353,884	-	32,353,884
Municipal Bonds	-	29,506	-	29,506
Total Liabilities	$ 26,156,835	$ 32,383,390	$ -	$ 58,540,225

6. Loans and Lines of Credit

On September 17, 2009 the Company entered into a Subordinated Loan agreement with its Parent totaling $10 million which bears interest based on LIBOR plus 3% paid quarterly, and has a maturity date of September 30, 2012. As of December 31, 2010, $10 million was outstanding on the subordinated loan.

This loan is subordinated to the claims of general creditors of the Company and has been approved as regulatory capital, and accordingly, is included as regulatory capital in computing the Company's net capital under the SEC's uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

On June 29, 2009 the Company entered into an overdraft facility agreement with its Parent totaling $75,000,000. Borrowings bear interest based on LIBOR plus 25 basis points, paid quarterly, and have a maturity of June 30, 2011. As of December 31, 2010, $25 million was outstanding on the line of credit.

7. Employee Benefit Plans

The Company has a qualified defined contribution profit sharing plan covering substantially all of its employees. The Company's contributions to the plan, which are at the discretion of management, are determined annually but do not exceed the amount permitted under the Internal Revenue Code as a deductible expense.

8. Income Taxes

As of December 31, 2010 the gross deferred tax asset amounted to approximately $8 million. A valuation allowance of approximately $6 million is recorded on the net deferred tax asset as it has been determined that currently it is more likely than not that the Company will be unable to fully utilize this asset. During 2010 deferred tax assets decreased by $0.3 million and the valuation allowance decreased by $0.5 million. The temporary differences that give rise to the gross deferred tax asset at December 31, 2010 are as follows:

Deferred tax asset		
Tax credits	$	530,000
Accrued liabilities		467,000
Furniture, equipment and leasehold improvements		191,000
Net operating losses (NOL)		6,955,000
Total deferred tax assets before valuation allowance		8,143,000
Less: Valuation allowance		(5,243,000)
Total deferred tax assets after valuation allowance	$	2,900,000

The Company has a pre-tax effected federal net operating loss carry forward of approximately $16 million. The NOLs expire between December 31, 2022 and December 31, 2025. Due to limitations in the usage of NOLs subsequent to a change in ownership, the amount of carryover loss that can be used in any one year is approximately $1.3 million.

The Company and its Parent file a consolidated Federal income tax return ("Consolidated Tax Return"). Each company is charged its share of income tax based on its income less its own available NOL. As of December 31, 2010, the Company owes the Parent $0 on account of its share of 2010 income taxes.

The Company is no longer subject to U.S. Federal, state and local tax examinations by tax authorities for years before 2007.

9. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

The Company's securities activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations.

10. Commitments and Contingencies

The Company applies the provisions of ASC 460, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* which provides accounting and disclosure requirements for certain guarantees. The Company introduces its customer transactions to clearing brokers with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a fully disclosed clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing brokers for losses that the clearing brokers may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. The Company has placed a $250,000 deposit with each of its two clearing brokers. This deposit is included in the balance sheet in Receivables from Broker Dealers.

The Company is a defendant in lawsuits and other actions incidental to its businesses. Management of the Company, after consultation with outside legal counsel where appropriate, believes that the ultimate resolution of these matters will not have a material adverse effect on its financial condition.

Under terms of the acquisition of the Company by the Parent in 2006, the former owner has agreed to indemnify the Company for expenses incurred in connection with the ultimate resolution of matters which relate to activity prior to the change of ownership.

The Company leases its New York City office space under a non-cancelable operating sublease expiring in September 2011. In addition, the Company also leases its Los Angeles office space under a non-cancelable operating lease expiring in December 2012.

Future minimum lease payments under the office sublease, office lease and equipment operating leases are as follows:

Year ending December 31,		
2011	$	686,754
2012		77,604
2013		24,145
Total	$	788,503

11. Regulatory Requirements

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, and Regulation 1.17 of the Commodity Futures Trading Commission which specifies uniform minimum net capital requirements for its registrants.

The Company has elected to compute net capital under the basic method, which states that the broker-dealer must maintain net capital, as defined, equal to the greater of 6 2/3% of aggregate indebtedness or the minimum dollar requirement of $100,000. At December 31, 2010, the Company had net capital of approximately $16 million, which exceeded minimum capital requirements by approximately $11 million.

The Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission based on Section (k)(2)(ii) of the Rule. The firm does not handle any customer cash or securities.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

12. Subsequent Events

Subsequent events have been evaluated through February 22, 2011, which is the date the financial statements were available to be issued.

Hapoalim Securities USA, Inc.

Statement of Financial Condition

As of December 31, 2010

Hapoalim Securities USA, Inc.

Statement of Financial Condition

As of December 31, 2010

METiS group LLC

CERTIFIED PUBLIC ACCOUNTANTS